Exhibit 99.2

Invitation

Annual General Meeting of Shareholders

Affimed N.V

Heidelberg, June 4, 2019

Dear Shareholder,

On behalf of Affimed N.V. (the “Company”) it is a pleasure to invite you to attend the Annual General Meeting of Shareholders (“AGM”) on Tuesday June 25, 2019. The meeting will be held at NH Collection Amsterdam Grand Hotel Krasnapolsky, Dam 9, 1012 JS Amsterdam, the Netherlands. The meeting will start at 15:00 hrs. CET.

The business to be conducted at this AGM is set out in the Agenda together with the explanatory notes to the Agenda. You can find the Agenda and other related documents and further information regarding registration and voting by proxy on our website at https://www.affimed.com/investors/.They are also available for inspection at the offices of the Company.

Record Date

The record date, which is the date for the determination of the shareholders entitled to vote at the AGM, is May 28, 2019 (the "Record Date"), which is the 28th day prior to the date of the AGM. Each ordinary share entitles its holder to one vote at the AGM.

Meeting attendance

Shareholders may attend the meeting if they (i) are a shareholder of the Company on the Record Date, (ii) are registered in the shareholders register of the Company on the Record Date, and (iii) have given notice in writing to the Company of their intention to attend the meeting prior to June 21, 2019, 18:00 hrs. CET. The notice must contain the name and the number of shares the person will represent in the meeting. All attendees must be prepared to show a valid proof of identity for admittance.

Shareholders of Record

A shareholder whose ownership is registered directly in the Company's shareholder register on the Record Date (such a shareholder, a "Shareholder of Record") and who wishes to be represented by a proxy must submit a signed proxy to the Company prior to June 21, 2019, 18:00 hrs. CET, to the following contact person via fax or email. A Shareholder of Record will receive a confirmation of receipt of proxy from the Company.

Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany

Attn: Susanne Spieler

faxnumber: +49 6221 6743 649

email: s.spieler@affimed.com

Beneficial Owners

A shareholder holding its shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such a shareholder, a “Beneficial Owner”) on the Record Date, must also have its financial intermediary or its agent with whom the shares are on deposit issue a proxy to it which confirms it is authorized to take part in and vote at the AGM. A Beneficial Owner must (i) notify the Company of its intention to attend by submitting its name and number of shares beneficially owned in a notice in writing to the Company prior to June 21, 2019, 18:00 hrs. CET, and (ii) bring the proxy received from its financial intermediary to the meeting.

How to vote

A Shareholder of Record as of the record date may have its ordinary shares voted by submitting a proxy or may vote in person at the AGM.

A Beneficial Owner can vote his, her or its shares by following the procedures specified on his, her or its broker's voting instruction form. Shortly before the AGM, the brokers will tabulate the votes they have received and submit one or more proxy cards to the Company reflecting the aggregate votes of the Beneficial Owners.

For further information, please contact Susanne Spieler, at Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany, faxnumber: +49 6221 6743 649, or via email s.spieler@affimed.com.

I look forward to your participation on June 25, 2019 at NH Collection Amsterdam Grand Hotel Krasnapolsky, Dam 9, 1012 JS Amsterdam, the Netherlands.

Yours sincerely,

On behalf of the Management Board,

A. Hoess

Chief Executive Officer